March 16, 2026

Robert C. Daigle
Chief Executive Officer
Amtech Systems, Inc.
58 South River Drive, Suite 370
Tempe, Arizona 85288

       Re: Amtech Systems, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2026
           File No. 333-294296
Dear Robert C. Daigle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Gregory R. Hall